February 11, 2025

Ian McDonald
Chief Executive Officer
Bright Minds Biosciences Inc.
19 Vestry Street
New York, NY 10013

       Re: Bright Minds Biosciences Inc.
           Registration Statement on Form F-3
           Filed February 5, 2025
           File No. 333-284694
Dear Ian McDonald:

       This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Tyler Howes at 202-551-3370 with any questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Life
Sciences
cc:   Michael Shannon, Esq.